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VIA EDGAR

March 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

Re:	Fig Publishing, Inc.
Post-Qualification Amendment No. 4
Filed February 22, 2021 to
Offering Statement on Form 1-A
File No. 024-11236

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide a response to the oral comment conveyed to me by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Post-Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A (File No. 024-11236), which post-qualification amendment was filed on February 22, 2021 (“PQA 4”). Disclosure changes discussed below have been made in the Company’s Post-Qualification Amendment No. 5 to the Offering Statement (“PQA 5”), which is being filed with the Commission contemporaneously with the submission of this letter.

Page numbered Amico-13 in Schedule Amico to PQA 4

1.	On this page, the Company states that “The Intellivision Amico is being developed by a dedicated team of industry veterans. Leading members of development have worked on a wide variety of projects relating to launching and maintaining new hardware and software in the gaming industry. J Allard, the company’s Global Managing Director, previously served as Microsoft’s Chief Experience Officer and Chief Technology Officer of the Entertainment and Devices Division, heavily contributing to the development of the Xbox and Xbox 360 game consoles.” However, recent website postings have indicated that J Allard may be leaving or may have left the Company. Please clarify the Company’s disclosure regarding J Allard’s status and whether any change in that status has had or may have a material effect of the development of the Amico game console.

In response to this comment, the Company requested clarifications and updates from Intellivision, the developer of the Amico game console. Intellivision informed the Company that: (i) J Allard served as the Company’s Global Managing Director from before the filing of the first Amico Form 1-A until after the qualification of that Form 1-A on October 21, 2020; (ii) during that time, Mr. Allard served as a full-time advisor to Intellivision, helping Intellivision in the final stages of Amico hardware development; (iii) after this work of his was completed, Mr. Allard ceased serving as a full-time advisor, but has remained available to give advice when contacted by Intellivision; and (iv) considering his contributions overall, Mr. Allard has not played a material role in Amico product development.

In light of the foregoing, the Company has amended the disclosure quoted above to remove the sentence referring to Mr. Allard. The Company does not believe that any additional disclosure regarding Mr. Allard would be important to a reasonable investor making an investment decision in respect of FGS – Amico.

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U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel March 16, 2021 Page 2 of 2

We thank the Staff for its consideration of the foregoing. If you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Sincerely,

/s/ Richard Baumann
Richard Baumann

cc:	Chuck Pettid, President and Director, Fig Publishing, Inc.